Curtis, Mallet-Prevost, Colt & Mosle llp

Attorneys and Counsellors at Law
Frankfurt	Muscat	101 Park Avenue	Telephone 212-696-6000
Houston	Newark	New York, New York 10178—0061	Facsimile 212-697-1559
London	Paris		Voice Mail 212-696-6028
Mexico City	Stamford		E-Mail info@curtis.com
Milan	Washington		Internet www.curtis.com
May 20, 2009
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Flextronics International Ltd. —
Preliminary Proxy Materials Pursuant to Rule 14a-6(a)
Ladies and Gentlemen:
     On behalf of Flextronics International Ltd. (the “Company”), and pursuant to Rule 14a-6(a), we are filing a preliminary proxy statement prepared in accordance with Schedule 14A under the Securities Exchange Act of 1934, as amended, together with a Schedule 14A Cover Sheet. The Company intends to commence deliveries of the definitive proxy materials to its shareholders as soon as practicable after June 1, 2009.
     Pursuant to the Instructions to Item 10 of Schedule 14A, the Company has included as appendices to its proxy statement the Company’s 2001 Equity Incentive Plan, the Company’s 2004 Award Plan for New Employees, the Company’s 2002 Interim Incentive Plan, the Solectron Corporation 2002 Stock Plan, the Company’s 1993 Share Option Plan, the Chatham Technologies, Inc. 1997 Stock Option Plan and The Dii Group, Inc. 1994 Stock Incentive Plan, each as proposed to be amended (collectively, the “Plans”). If shareholders approve the amendments to the Plans at the Company’s 2009 Extraordinary General Meeting, the Company intends to rely on the exemption set forth in Section 3(a)(9) of the Securities Act of 1933, as amended, in order to conduct the exchange offer to permit employees to surrender their existing options for cancellation in exchange for the grant of new replacement options.
     If you have any questions or comments pertaining to this filing, please contact the undersigned by telephone at (212) 696-8892.

Very truly yours,
/s/ Danny E. Phillips
Danny E. Phillips